SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)


                  Price Communications Corporation
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           741437305
                         (CUSIP Number)

                     Peter G. Samuels, Esq.
                          1585 Broadway
                    New York, New York  10036
                         (212) 969-3335

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        December 5, 1994

              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box /__/.

Check the following box if a fee is being paid with the statement /__/. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                (Continued on following pages(s))
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP NO. 741437305

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert Price
          052241539

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                       (a) /__/
                                                       (b) /__/

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                       /__/


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

          2,258,335

8.   SHARED VOTING POWER

          -0-

9.   SOLE DISPOSITIVE POWER

          524,191

10.  SHARED DISPOSITIVE POWER

          1,734,144
________________________________________________________________

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          2,258,335

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

                                                            /__/

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          24.1%

14.  TYPE OF REPORTING PERSON

          IN

          This Amendment No. 2 amends and restates this Schedule
13D in its entirety as required by the EDGAR Rules of the Securities and Exchange Commission.

Item 1.   Security and Issuer

          Common Stock, par value $.01 per share
          ("Common Stock")

          Price Communications Corporation (the
          "Company")
          45 Rockefeller Plaza
          New York, New York  10020

Item 2.   Identity and Background

          (a)  Name

               Robert Price

          (b)  Residence or Business Address

               45 Rockefeller Plaza
               New York, New York  10020

          (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which employment is conducted.

               Director, President, Chief Executive Officer and Treasurer

               Price Communications Corporation
               45 Rockefeller Plaza
               New York, New York  10020

          (d) and (e) Certain Legal Proceedings

               The Reporting Person has not been convicted, or subject to a judgment, decree or final order in any of the types of proceeding enumerated in Items 2(d) and 2(e) of Schedule 13D.

          (f)  Citizenship

               United States

Item 3.   Source and Amount of Funds or Other Consideration

               Robert Price supplied the funds to acquire the 524,191 shares of Common Stock reported under Item 5.

Item 4.   Purpose of Transaction

               The 524,191 shares of Common Stock reported under
               Item 5 was acquired as an investment. Mr. Price's rights with respect to another 1,734,144 shares are assignable and he may assign his rights with respect to all or a portion of such shares.

               The Reporting Person has no plans or proposals which would result in any transaction enumerated in Items 4(b) through (j). From time to time Mr. Price may acquire or dispose of additional securities of the issuer. Also, as a director of Price Communications Corporation, Mr. Price may participate in decisions relating to the acquisition or disposition of its securities by Price Communications Corporation.

Item 5.   Interest in Securities of the Issuer

          (a)  Aggregate Number and Percentage of Shares of
               Common Stock Outstanding Beneficially Owned by
               Reporting Person

               As of December 5, 1994, Mr. Price beneficially owned 2,258,335 shares of Common Stock or 24.1% of the shares outstanding on that date. The amount of shares set forth above does not include the following:

               (i)  Under the Company's Long Term Incentive
                    Plan, on February 10, 1994, Mr. Price
                    was granted an option to acquire 500,000 shares of Common Stock at an exercise price of $3.75 per share, subject to adjustment as provided in the Stock Option Agreement between Mr. Price and the Company, (the "Stock Option Agreement") dated as of February 10, 1994. Each Option may be exercised at any time in whole or in part, whether or not Mr. Price is employed by the Company at the time of exercise, during the period (i) beginning on the earlier of
                    (x) the day immediately succeeding the
                    date on which the average Fair Market
                    Value of the Common Stock for any period of ten consecutive trading days (i.e., the sum of such Fair Market Values for such ten days, divided by ten) first equals or exceeds $12 and (y) February 10, 2001, and (ii) terminating on February 10, 2004. The options also become exercisable upon the "incapacity" of Mr. Price or the termination of Mr. Price's employment for "good reason" or "without cause", as those quoted terms are defined in the Stock Option Agreement, or a "change in control" of the Company, as that quoted term is defined in the Company's Long Term Incentive Plan.

                    In its sole discretion, the Company's
                    Stock Option Committee may provide for
                    the purchase of any then outstanding
                    Options by the Company or a designated
                    subsidiary for an amount of cash equal
                    to the excess of (i) the product of the
                    Change in Control price (as defined
                    below) and the number of Shares subject
                    to the Options (ii) over the aggregate
                    Option Price of such Options.  The
                    Change in Control price means the higher of (i) the highest price per share of Common Stock paid in any transaction related to a Change in Control of the Company, or (ii) the highest Fair Market Value of the Common Stock at any time during the 60-day period preceding the Change in Control.


          (b)  Number of Shares and Power to Vote

               Mr. Price currently has the sole power to vote the shares listed under Item 5(a); and the sole power to dispose of 524,191 of the shares listed under
               Item 5(a). He shares the power to dispose of the remaining 1,734,144 shares.

          (c)  Description of Securities Transactions

               On December 30, 1992, upon consummation of a plan of reorganization of the Company (the "Reorganization"), Mr. Price's incentive stock options to acquire an aggregate of 26,250 shares of Common Stock were canceled, his 50,000 shares of Common Stock in the pre-Reorganization Company were converted into 2,500 shares of Common Stock in the post-Reorganization Company and his 500,000 shares of Junior Common Stock in the pre-Reorganization Company were exchanged for 242,191 shares of Common Stock in the post-Reorganization Company.

               On February 1, 1994, Mr. Price made a gift of
               20,500 shares of Common Stock.

               On February 10, 1994, Mr. Price was granted stock options to acquire 500,000 shares of Common Stock at an exercise price of $3.75 per share. The options are exercisable if the Fair Market Value of the Company's Common Stock trades at an average price of $12.00 per share for 10 consecutive trading days or seven years from the date of the grant (February 10, 2001), whichever date occurs first.

               On June 29, 1994, Mr. Price became entitled to receive 10,746 shares of Common Stock as a bonus under his Employment Agreement dated May 8, 1992. On July 7, 1994, the Board of Directors of the Company determined to pay Mr. Price $45,670.50 in lieu of such stock bonus. Such Employment Agreement (which provided for additional bonuses payable in Common Stock) terminated when it was superseded by a new Employment Agreement on October 6, 1994.

               On October 17, 1994, pursuant to a pro rata dividend distribution under the Company's Shareholders Rights Plan, Mr. Price received 224,191 Common Stock purchase rights ("Rights"). The Rights provide, in substance, that should certain persons or groups acquire 20% or more of the Company's Common Stock, each Right, other than Rights held by the acquiring person or group, would entitle its holder to purchase a specified number of shares of Common Stock for 50% of their then-current market value. Unless a 20% acquisition has occurred, the Rights may be redeemed by the Company at any time prior to the termination date of the Plan. Initially, the Rights will be attached to and trade with all certificates representing shares of Common Stock then outstanding, and no separate certificates representing the Rights will be distributed. The rights will become exercisable and transferable separately from the Common Stock only if a new person or group acquires 20% or more of the Company's Common Stock. Such Rights also attached to the Laifer Shares described below. Mr. Price is a Permitted Transferee of the Laifer Shares under the Rights Plan.

               On December 5, 1994, Mr. Price obtained the right to acquire up to 1,000,000 shares of Common Stock (the "Laifer Shares") at an aggregate purchase price of $6,550,000 pursuant to a Stock Purchase Agreement (the "Agreement"), among Mr. Price, certain sellers and Laifer Inc., dated as of December 5, 1994.

               Mr. Price acquired 300,000 of the Laifer Shares on December 5, 1994. The 700,000 share balance of the Laifer Shares must be acquired not later than December 20, 1994 or Mr. Price loses his right to acquire those shares.

               In addition, under the Agreement, Mr. Price has a right of first refusal to purchase any of the 1,034,144 shares of Common Stock (the "Additional Laifer Shares"), currently beneficially owned by Laifer Inc. ("Laifer") upon the terms that Laifer or certain of its transferees propose to sell any Additional Laifer Shares, provided that Mr. Price agrees to buy all of the shares proposed to be sold. Laifer has granted Mr. Price an irrevocable proxy to vote the Laifer Shares and the Additional Laifer Shares so long as they are beneficially owned by Laifer.

Item 6.   Contract, Arrangements, Understandings or Relationships
          With Respect to Securities of the Issuer

          Robert Price had an employment agreement with Price Communications Corporation (the "Company") covering a term expiring December 31, 1990. The agreement provided for the grant of stock options to Mr. Price over a period of ten years commencing on specified events and/or performance achievements by the Company and its subsidiaries. The number of shares, option price and other terms and conditions of such options to be determined by the Board of Directors, subject to approval by the Company's shareholders.

          See response to Item 5 for additional information.

Item 7.   Material to be Filed as Exhibits

          (1) Amended Employment Agreement between Price Communications Corporation and Robert Price, incorporated by reference to Exhibit 10(ii) to Quarterly Report on Form 10-Q for the quarter ended June 30, 1987 and Exhibit 10(c) to Post-Effective Amendment No. 3 to Registration Statement on Form S-1 (File No. 2-74431).

          (2) Purchase Agreement for Junior Common Stock, dated September 6, 1983, between Robert Price and Price Communications Corporation, incorporated by reference to Exhibit 10(f) to Post-Effective Amendment No. 3 to Registration Statement on Form S-1 (File No. 2-74431).

          (3) Employment Agreement between Robert Price and Price Communications Corporation, dated May 8, 1992, incorporated by reference to Exhibit 10(c) to the Annual Report on Form 10-K for the year ended December 31, 1992.

          (4)  Stock Option Agreement, dated as of February 10,
               1994.

          (5) Shareholders' Rights Plan, dated October 6, 1994, incorporated by reference to a Current Report on Form 8-K filed on December 5, 1994.

          (6)  Stock Purchase Agreement, dated as of December 5,
               1994, among Robert Price, certain Sellers and
               Laifer Inc.

          (7) Plan of Reorganization, dated June 11, 1992, incorporated by reference to Exhibit T3E to the Application for Qualification on Form T-3 (File
               No. 22-22110).

          (8)  Price Communications Corporation 1992 Long Term
               Incentive Plan, incorporated by reference to
               Exhibit 10(a) to the Annual Report on Form 10-K for the year ended December 31, 1992.

                            EXHIBIT A

                     Transactions Prior to
        December 30, 1992 Consummation of Reorganization

     Share amounts and prices for transactions and holdings have not been adjusted for the effect of the Reorganization (under which each share of Common Stock outstanding prior to the consummation of the Reorganization was converted into 1/20 share of Common Stock) nor for stock splits subsequent to the dates of such transactions or holdings.


          On January 26, 1987, Mr. Price received 159,837 shares of Common Stock pursuant to a 5-for-4 stock split.

          On June 3, 1987, Robert Price exercised employee stock options and purchased 153,465 Shares of Common Stock at $.72 per share.

          On June 4, 1987, Robert Price exercised employee stock options and purchased 98,218 Shares of Common Stock at $1.12 per share.

          On June 4, 1987, Robert Price gave 97,405 shares of
          Common Stock to his children as a gift.

          On September 21, 1987, Robert Price exercised employee stock options and purchased 94,423 Shares of Common
          Stock at $1.17 per share.

          On September 24, 1987, Robert Price exercised employee stock options and purchased 75,539 Shares of Common
          Stock.

          On October 5, 1987, Mr. Price had given as gifts 10,000 shares of Common Stock to his son, Steven Price; and 65,539 shares to his daughter, Eileen Price Farbman.

          On January 19, 1988, Mr. Price received 250,000 shares of Common Stock pursuant to a 5-for-4 stock split.

          On November 15, 1988, Mr. Price had given as gifts 300,000 shares of Common Stock to his wife; 10,000 shares to his daughter, Eileen Price Farbman; 10,000 shares to his daughter as custodian for minor children; and 10,000 shares to his son, Steven Price.

          On February 1, 1989, Robert Price gave 200,000 shares of Common Stock to his wife as a gift.

                     (EXHIBIT A, continued)


          On May 24, 1989, Mr. Price was granted an incentive stock option to acquire 16,250 shares of Common Stock at an exercise price of $5.91 per share, expiring on May 24, 1999.

          On June 26, 1989, Mr. Price received 180,000 shares of
          Common Stock pursuant to a 5-for-4 stock split.

          On November 1, 1990, Mr. Price had given as gifts
          100,000 shares of Common Stock to his wife; and 100,000 shares to his daughter, Eileen Price Farbman.

          On February 21, 1991, Mr. Price gave 200,000 shares of
          Common Stock to his wife, Margery Price, as a gift.

          On May 31, 1991, Mr. Price had given as gifts 150,000 shares of Common Stock to his son, Steven Price; 150,000 shares to his daughter, Eileen Price Farbman; and 25,000 shares to his granddaughter, Alexandra Lyn Farbman.

          On October 23, 1991, Mr. Price had given as gifts 25,000 shares of Common Stock to his son, Steven Price; 25,000 shares to his daughter, Eileen Price Farbman; 25,000 shares to his granddaughter, Alexandra Lyn Farbman; and 50,000 shares to his grandson, Leo Jake Farbman.

Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in Amendment No. 2 of this statement is true, complete and correct.

Date:  December 5, 1994

Signature:  /s/ Robert Price
               Robert Price